AVACEN, Inc.



ANNUAL REPORT

6451 El Camino Real, Suite C

Carlsbad, CA 92009

(888) 428-2236

https://avacen.com/

This Annual Report is dated December 19, 2024.

BUSINESS

AVACEN Medical is currently selling its patented, FDA Cleared third-generation thermotherapy technology. The Company has field tested and sold over 10,000 devices since its inception, primarily in the United States, with over 25 million treatments to date.

The patented AVACEN Treatment Method platform supports one of the world's first noninvasive medical devices that warms the entire body, safely and rapidly from the inside out, creating positive medical outcomes and benefits.

Our heat therapy systems for pain relief were developed while working with research scientists at a leading university. Chronic pain impacts up to 116 million people in the U.S. alone and over 30% of the worldwide population, surpassing cancer, diabetes, and cardiovascular disease combined (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), The Lancet (https://www.thelancet.com/series/chronic-pain#:~:text=Chronic%20pain%20has%20been%20defined,with%20a%20lower%20life%20expectancy.)).

Estimates show that in the U.S., over $635 billion are spent per year on managing chronic pain, with up to a 70% higher mortality rate, surpassing cardiovascular disease (Institute of Medicine (https://nap.nationalacademies.org/catalog/13172/relieving-pain-in-america-a-blueprint-for-transforming-prevention-care), Journal of Pain).

Outside of the ongoing opioid crisis, 88.5% of pain sufferers were not satisfied using drugs for treatment and 78% of adults preferred nondrug options for treating pain (Gallup-Palmer College of Chiropractic (https://www.palmer.edu/about-palmer/palmer-publications/gallup-palmer-college-annual-report/), Betty Ford Foundation). AVACEN Medical was named a Top 10 Pain Management Device Company in 2022 (MedTech Outlook (https://pain-management.medicaltechoutlook.com/vendors/top-pain-management-device-companies.html)) as well as the Patient-Centric Pain Management Technology of the Year in 2022 (Global Health & Pharma (https://www.ghp-news.com/winners/avacen-medical/)).

AVACEN generates revenue via sales of medical devices. Our devices range in price from approximately $2,995 to $12,995 at full MSRP. The Company also sells disposable accessories and replacement parts for users as needed. The Company engages independent contractors ("Affiliates") for its direct sales force in the U.S. and Canada, totaling over 250 active Affiliates in both countries. AVACEN Medical also sells through targeted wholesalers in the U.S. Finally, the Company also sells devices online via Shopify at its e-commerce site, shop.avacen.com.

Corporate History

Originally incorporated on November 16, 2007, in Nevada as Point to Point Software, Inc. The Company changed its focus to medical device development and changed its name to AVACEN, Inc. on March 17, 2009. On September 15, 2017, AVACEN, Inc. reincorporated in Wyoming filing Articles of Continuance and amending its name to AVACEN Medical, Inc. to more accurately describe its business as a medical device developer and manufacturer. On February 3, 2020, AVACEN Medical, Inc. amended its legal name to correspond to its original legal name of AVACEN, Inc. and DBA AVACEN Medical to sync with its 2009 California registration as a foreign corporation under the legal name as AVACEN, Inc.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $5,341,897, a 10.95% increase compared to fiscal year 2022 revenue of $4,793,309. The year-over-year increase was driven by several factors, including new Affiliates, targeted product discounts/specials and new programs (e.g. Customer Referral Program) in the consumer segment.

In the professional segment, we continue to drive sales of the AVACEN PRO+ and the AVACEN CSS (Cardiovascular & Stress Screening), albeit at a slower growth rate. The PRO+ is our FDA Cleared noninvasive thermotherapy treatment device designed for professional environments. The CSS device, also FDA Cleared, is the Company's first cardiac diagnostic device, focused on arteriosclerosis, heart rate variability, autonomic nervous system balance and stress resiliency. AVACEN created product "bundles" in the professional segment which have sold well at targeted trade shows and conferences. The company has also increased our focus on corporate sales.

Cost of sales

Cost of sales in 2023 was $2,263,465 versus $1,966,624 in 2022, an increase of 15.1%. In light of the COVID-19 pandemic, AVACEN was not immune to supplier and contract manufacturer price increases. At the same time, the company made a strategic decision in 2023 to bring all production back in house, moving away from our contract manufacturer to improve cost of sales. This move, completed in early 2024, is already benefitting our cost structure, mostly from improved labor costs.

Gross margins

2023 gross profit of $3,078,432 increased by $251,747 or approximately 9% over 2022 gross profit of $2,826,685. Gross margins as a percentage of revenues decreased to 58% in 2023 versus 59% in 2022. The decrease was primarily attributable to a 35.1% increase in cost of sales. As previously stated, AVACEN made a strategic move to bring production back in house to mitigate the significant cost increases from suppliers and our contract manufacturer.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, research and development, sales and marketing expenses, as well as fees for professional services and patents. The primary drivers for the year-over-year increase of $471,339 or 17.6% were labor affiliated costs and moving company headquarters into a larger building to support in-house manufacturing. AVACEN hired 2 executive-level positions in 2023. Our Chief Compliance Officer was hired to support our regulatory efforts as we brought manufacturing back in house. The Company also hired a VP of Business Development to support development efforts associated with an IP acquisition of a catheter stabilization device called CATHSTA. Outside of these 2 hires, AVACEN also moved into a bigger facility to support in-house manufacturing.

Historical results and cash flows:

AVACEN Medical is a commercial stage company, founded in 2009, and generating revenue, mostly domestic. In 2022 the company introduced its GEN 3 product line (PRO+ and HOME XL) and introduced a new cardiovascular and stress

(CSS) diagnostic product. Past revenue generation was primarily through domestic sales of our GEN 2 thermotherapy devices in the consumer segment. Although our revenues did grow nearly 11% in a high inflation environment, the Company was severely hampered by cost increases from our suppliers. Our focus to offset these costs took a significant amount of time and energy in the short-term, which Management believes will help margins longer-term.

A significant portion of our growth ambitions rely on raising capital. As AVACEN was able to raise money via StartEngine in 2023, it was not nearly enough to support our clinical trial efforts in areas like diabetes and wound care. Given the amount raised, the Company also has not been able to pursue new product development (e.g. Perioperative Hypothermia Avoidance device) as briskly given the capital requirements needed to launch new products. AVACEN continues to pursue new avenues for obtaining capital which would help accelerate our overall growth agenda.

[CHECK ANY TRANSACTIONS EXCEEDING 5% OF THE AGGREGATE AMOUNT OF CAPITAL RAISED.]

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $157,964.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: FR National Life, LLC

Amount Owed: $155,805.00

Interest Rate: 0.0%

Maturity Date: November 30, 2025

The Company has entered into an operating lease agreement with FR National Life, LLC to rent business premises in San Diego. The lease period expires on November 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Creditor: Thomas G Muehlbauer

Amount Owed: $420,883.00

Interest Rate: 0.0%

Maturity Date: January 01, 2025

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are in Note 9 of the Company's financial statements. The Company has no set maturity date and no interest rate on these loans.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas G. Muehlbauer

Thomas G. Muehlbauer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, CEO, Chairman, Founder, Product Inventor and R&D Head, Director

Dates of Service: March, 2007 - Present

Responsibilities: President, CEO, Chairman, Founder, Product Inventor and R&D Head.

Name: Danielle J. Forsgren

Danielle J. Forsgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co- Founder, Secretary, Chief Marketing Officer and Board Member

Dates of Service: March, 2009 - Present

Responsibilities: Chief Marketing Officer and Board Member.

Name: Hamid Khorramian

Hamid Khorramian's current primary role is with Retired. Hamid Khorramian currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member/Investor

Dates of Service: August, 2018 - Present

Responsibilities: Hamid is a Board Director and advisor to the CEO.

Name: Rhonda R. Migliaccio

Rhonda R. Migliaccio's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & VP Administration

Dates of Service: October, 2019 - Present

Name: James Wangler

James Wangler's current primary role is with Retired. James Wangler currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2010 - Present

Responsibilities: Member of the Board of Directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: The Muehlbauer 2017 Irrevocable Trust (Beneficiary Thomas G Muehlbauer)

Amount and nature of Beneficial ownership: 46,450,000

Percent of class: 60.409

RELATED PARTY TRANSACTIONS

Name of Entity: Thomas G. Muehlbauer

Relationship to Company: Director

Nature / amount of interest in the transaction: Mr. Muehlbauer is the Company's Chairman of the Board, President, and co-founder. He is also the principal security holder of the company.

Material Terms: As of December 31, 2022, and December 31, 2021, the Company has outstanding liability towards its CEO and founder, Thomas G Muehlbauer, in the amount of $420,883. The liability bears no interest and a maturity is not set.

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 76,892,479 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

Please note the total amount outstanding includes 2,875,000 of stock options exercised.

The total amount outstanding of 76,892,479 does not include 890,000 options outstanding but unissued nor 16,235,000 stock options that have been granted but are not exercised.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

We may not have enough capital as needed and may be required to raise more capital in a difficult environment We anticipate needing access to credit in order to support our working capital requirements as we grow. As interest rates have risen, it has become increasingly difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only assets remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Projections: Forward-Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investment. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 19, 2024.

AVACEN, Inc.

By   /s/ *Thomas G Muehlbauer*

       Name: AVACEN, INC.

       Title: CEO

Exhibit A

FINANCIAL STATEMENTS

AVACEN INC.
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	242,171
Total Accounts Receivable	$	19,297
Other Current Assets		
Inventory Asset	$	656,910
Prepaid Expenses	$	18,948
Prepaid Rent	$	1,175
Total Other Current Assets	$	677,033
Total Current Assets	$	938,501
Total Fixed Assets	$	14,637
Total Other Assets	$	1,289,660
TOTAL ASSETS	$	**2,242,798**
LIABILITIES AND EQUITY		
Liabilities		
Total Current Liabilities	$	479,973
Total Long-Term Liabilities	$	1,308,730
Total Liabilities	$	1,788,703
Equity		
Common Stock	$	3,908,987
Retained Earnings	$	(3,526,958)
Net Income	$	72,067
Total Equity	$	454,095
TOTAL LIABILITIES AND EQUITY	$	**2,242,798**

AVACEN INC.
Balance Sheet
As of December 31, 2023

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	157,390
Total Accounts Receivable	$	121,554
Other Current Assets		
Total Inventory Asset	$	317,948
Prepaid Expenses	$	22,609
Prepaid Rent	$	1,175
Total Other Current Assets	$	341,732
Total Current Assets	$	620,676
Total Fixed Assets	$	22,300
Total Other Assets	$	7,058,416
TOTAL ASSETS	$	**7,701,392**
LIABILITIES AND EQUITY		
Liabilities		
Total Current Liabilities	$	445,526
Long-Term Liabilities		
Loan-SBA	$	762,628
Notes Payable	$	17,400
Robert Klein LT	$	38,200
TGM Consulting	$	73,370
TGM Payable	$	1,123,175
TGM Reimbursement	$	(520,509)
Total TGM Payable	$	602,667
USB LOC-355-290	$	94,418
WebBank	$	93,602
Total Long-Term Liabilities	$	1,682,284
Total Liabilities	$	2,127,810
Equity		
Common Stock	$	9,431,575
Retained Earnings	$	(3,454,891)
Net Income	$	(403,101)
Total Equity	$	5,573,582
TOTAL LIABILITIES AND EQUITY	$	**7,701,392**

AVACEN INC.
Profit and Loss
January - December 2022

	Total
Total Income	$ 4,793,309
Total Cost of Goods Sold	$ 1,966,624
Gross Profit	$ 2,826,685
Expenses	
G&A	$ 1,336,951
R&D	$ 1,796
Sales & Marketing	$ 1,334,293
Total Expenses	$ 2,673,040
Net Operating Income	$ 153,645
Other Income	
Other Income	$ 27,317
Total Other Income	$ 27,317
Other Expenses	
Amortization Expense	$ 108,895
Total Other Expenses	$ 108,895
Net Other Income	-$ 81,579
Net Income	$ 72,067

AVACEN INC.
Profit and Loss
January - December 2023

		Total
Total Income	$	5,341,897
Total Cost of Goods Sold	$	2,263,465
Gross Profit	$	3,078,432
Expenses		
G&A	$	1,451,302
R&D	$	30
Sales & Marketing	$	1,569,754
Total Expenses	$	3,021,085
Net Operating Income	$	57,347
Other Expenses		
Amortization Expense	$	443,273
Other Expenses	$	17,175
Total Other Expenses	$	460,448
Net Other Income	-$	460,448
Net Income	**-$**	**403,101**

AVACEN INC.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		72,067
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	7,000
Net cash provided by operating activities	$	65,067
INVESTING ACTIVITIES		
R&D Investment:G3 Product		-812,377
Other Investing Activites		-60,321
Net cash provided by investing activities	-$	872,698
FINANCING ACTIVITIES		
Loan-SBA		-62,653
Other Financing Activities		-181,553
Net cash provided by financing activities	-$	244,206
Net cash increase for period	-$	1,051,837
Cash at beginning of period		1,294,009
Cash at end of period	$	242,171

AVACEN INC.
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-403,101
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	443,211
Net cash provided by operating activities	$	40,110
INVESTING ACTIVITIES		
CATHSTA		-5,150,000
Customer Acquisition		-392,628
Other Investment activities		-108,876
R&D Investment activities		-369,529
Net cash provided by investing activities	-$	6,021,033
FINANCING ACTIVITIES		
Common Stock:Start Engine Equity		284,262
Common Stock:Stock Option Discount		5,000,000
Other financing activities		611,881
Net cash provided by financing activities	$	5,896,143
Net cash increase for period	-$	84,781
Cash at beginning of period		242,171
Cash at end of period	$	157,390

	Common stock		l Paid-in Capital	on Receivabl	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
12/31/2021	76,204,940	$ 3,893,987	$ -	$ -	$ (3,526,959)	$ 367,028
Issuance of founders stock	-	-	-	-	-	$ -
Retained Earnings adjustment	-	-	-	-	-	$ -
Shares issued for cash	21,000	15,000				$ 15,000
Contributed capital	-	-	-	-	-	$ -
Net income (loss)	-	-	-	-	72,067	$ 72,067
12/31/2022	76,225,940	$ 3,908,987	$ -	$ -	$ (3,454,892)	$ 454,095
Shares issued for debt conversion	-	-		-	-	-
Shares issued for cash	666,539	522,586		-	-	522,586
Shares issued for services	-	-		-	-	-
Stock option	10,000,000	5,000,000		-	-	5,000,000
Net income (loss)	-	-	-	-	(403,101)	(403,101)
12/31/2023	86,892,479	9,431,573	-	$ -	(3,857,993)	5,573,580

NOTE 3 – Debt

The company has the following debts:	2022	2023
SBA loan	$834,747	$762,628
US Bank Line of Credit	$100,000	$ 94,418
WebBank	0	$ 93,602
Notes to Shareholders	$373,983	$731,636
Total Debt	**$1,308,730**	**$1,682,284**

Note 4 – Commitments & Contingencies

Creditor: FR National Life, LLC

Amount Owed: $155,805.00

Interest Rate: 0.0%

Maturity Date: November 30, 2025

The Company has entered into an operating lease agreement with FR National Life, LLC to rent business premises in San Diego. The lease period expires on November 30, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreement generally does not contain any material residual value guarantees or material restrictive covenants.

Note 6 – Related Party Transactions

Creditor: Thomas G Muehlbauer

Amount Owed: $420,883.00

Interest Rate: 0.0%

Maturity Date: January 01, 2025

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are in Note 9 of the Company's financial statements. The Company has no set maturity date and no interest rate on these loans.



I, Thomas G. Muehlbauer, the Chief Executive Officer of AVACEN, INC., hereby certify that the financial statements of AVACEN, INC. and notes thereto for the periods ending December 31, 2022, and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $5,453,826; taxable income of $(54,924) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the December 17, 2024 (Date of Execution).

Thomas G. Muehlbauer ______________________ (Signature)

President and CEO

December 17, 2024

CERTIFICATION

I, Thomas G Muehlbauer, Principal Executive Officer of AVACEN, Inc., hereby certify that the financial statements of AVACEN, Inc. included in this Report are true and complete in all material respects.

Thomas G Muehlbauer

CEO